July 18, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 18, 2005, of Next, Inc. and are in agreement with the statements contained in the first through fourth paragraphs and the seventh paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Tauber & Balser, P. C.

TAUBER & BALSER, P.C.